FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of the fiscal year to which the annual report relates:  March 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable John Prato

Danièle Ayotte

Don Wilson

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020

Copies to:

Jason Lehner Shearman & Sterling LLP 199 Bay Street Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario Canada M5L 1E8	Alan Dean Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423, Stn. Prov. Govt. Victoria, British Columbia Canada V8W 9V1

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

In connection with the issuance by the Province of British Columbia of U.S.$1,250,000,000 aggregate principal amount of its 1.20% Bonds, Series BCUSG-7, due April 25, 2017 (the “2017 Bonds”) and U.S.$250,000,000 aggregate principal amount of its 2.65% Bonds, Series BCUSG-6, due September 22, 2021 (the “2021 Bonds” and together with the 2017 Bonds, the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit 99.10

Fiscal Agency Agreement dated as of April 25, 2012, including the form of 2017 Bonds; Supplementary Fiscal Agreement dated as of April 25, 2012, amending and supplementing the fiscal agency agreement dated as of September 22, 2012, including the form of the 2021 Bonds; Underwriting Agreement dated April 18, 2012, including the names and addresses of the Underwriters; Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Justice, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 26th day of April, 2012.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Darshi Klear
Name:	Darshi Klear
Title:	Executive Director, Debt Management Branch

Exhibit Index

Exhibit 99.10

Fiscal Agency Agreement dated as of April 25, 2012, including the form of 2017 Bonds; Supplementary Fiscal Agreement dated as of April 25, 2012, amending and supplementing the fiscal agency agreement dated as of September 22, 2012, including the form of the 2021 Bonds; Underwriting Agreement dated April 18, 2012, including the names and addresses of the Underwriters; Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Justice, in respect of the legality of the Bonds; and Schedule of Expenses.